Exhibit 99.57

January 10, 2014

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this registration statement on Form 40-F of Crescent Point Energy Corp. of our report dated March 13, 2013 relating to the consolidated financial statements, which comprise of the consolidated balance sheet as at December 31, 2012 and December 31, 2011, and the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2012 and December 31, 2011. We also consent to the references to us under the headings “Experts” in certain documents incorporated by reference in such registration statement.

Chartered Accountants

PricewaterhouseCoopers LLP
111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3 T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.